Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following communication was made in the March 2013 edition of Leading Edge magazine.

US AIRWAYS THE COMPANY ITS FLEET AND ITS AIR CRAFT MAINTENANCE ORGANIZATION by Geoff Leonard-Robinson Communications Specialist, M&E Communications 30 LEADINGEDGE MARCH2013

LEADINGEDGE FEATURES PEOPLE TECHNICAL NEWS BUSINESS

Now that it has been agreed upon and announced that American Airlines and US Airways have agreed to create a blended family over the coming months, members of our M&E organization might be curious about what the US Airways aircraft maintenance operation looks like. The following information was primarily gleaned from the US Airways website and other public sources.

Maintaining hubs in Charlotte, Philadelphia and Phoenix, US Airways currently operates a fleet of 346 aircraft, including 260 Airbus (making it the world's largest fleet of Airbus aircraft), 66 Boeing (737, 757, 767), and 20 Embraer 190. Its regional feed, US Airways Express, utilizes 285 aircraft (171 CRJ, 70 Embraer, 44 Dash 8).

Current employment figures indicate that US Airways employs 32,213 individuals, including 3,514 Maintenance and Related employees. In 2012, Aviation Week and Overhaul & Maintenance magazine presented US Airways with the Aviation Maintenance, Repair and Overhaul (MRO) of the Year Award for demonstrating outstanding achievement and innovation in the area of technical operations.

While it is impossible to speculate as to how integration of the two aircraft maintenance organizations will unfold, clearly there is a great deal of knowledge and experience to be shared among AMTs with regard to both the Airbus and Boeing fleets, coming primarily from US Airways AMTs in the case of the former and American Airlines AMTs with the latter.



PAUL WROBLE

The US Airways aircraft maintenance organization has been led by Vice President Maintenance Operations Paul Wroble since June 25, 2012. Based in Charlotte, his responsibilities include overseeing US Airways line and heavy maintenance operations—both in-house and contract, as well as ground service equipment (GSE) maintenance. Wroble's professional experience includes Vice President Maintenance and Engineering for Pinnacle Airlines, 20 years with Northwest Airlines aircraft maintenance, and as an engine technical representative for GE.

US Airways began in 1939 as All-American Airways, founded by members of the du Pont family. Through subsequent buyouts and mergers, it grew into Allegheny Airlines, then US Air (1979), prior to becoming US Airways on November 12, 1996. On September 27, 2005, US Airways and America West merged, bringing with the merger America West's CEO Doug Parker as the new CEO of US Airways.

US Airways currently operates nearly 3,200 daily flights (US Airways and US Airways Express combined). The airline, currently headquartered in Tempe, Arizona, has also received recognition as one of 40 Best for Vets employers by Military Times Edge magazine (2011 and 2012), one of the 50 best companies to work for in the U.S. (LATINA Style magazine, 2010 and 2011), and has earned a 100 percent rating on the Human Rights Campaign Corporate Equality index for six consecutive years. LE

For information related to the merger, please refer to the information under the headings "Additional Information and Where To Find It" and "Cautionary Statement Regarding Forward-Looking Statements" on page 36 of this magazine.

MARCH 2013 LEADINGEDGE | 31

AT THE GATE

PERFORMANCE METRICS JANUARY 2013

D15 DELAYS & CANCELS



0
6.10
10
Benchmark 4.68
January
2013
12
10
8
6
4
2
Better
Jan
Mar
May
Jul
Sep
Nov
Jan

D15 Delays & Cancelations dropped slightly to 6.10 for January 2013, from 6.27 in December 2012. The metric remains higher then the same time a year ago; for January 2012 it was 5.14. D15 Delays & Cancelations is a measure of primary maintenance-related flight delays more then 15 minutes and primary & secondary flight cancelations, per 100 scheduled departures.

MEL OPEN COUNT



0
362
500
Benchmark 230
January
2013
500
400
300
200
100
Better
Jan
Mar
May
Jul
Sep
Nov
Jan

The Minimum Equipment List (MEL) Open Count daily average dropped to 362 for January 2013 from 402 in December. The 2012 daily average was 339. The MEL Open Count daily average benchmark goal is 230.

OTS EVENTS



0
2.03
3
Benchmark 1.30
January
2013
4
3
2
1
0
Better
Jan
Mar
May
Jul
Sep
Nov
Jan

For January 2013, 2.03 aircraft, per 100 scheduled departures, were held out-of-service (OTS) for maintenance-related issues. This is up slightly from 1.97 in December 2012 and about even with January 2012, when it was 2.00.

MEL AVERAGE AGE



0
3.6
6
Benchmark TBD
January
2013
6
5
4
3
2
1
Better
Jan
Mar
May
Jul
Sep
Nov
Jan

The open Minimum Equipment List (MEL) Average Age Time to Completion moved down to 3.6 days for January 2013, from 3.8 days in December. The annual MEL Average Age for 2012 was 3.6 days, the same as in 2011. The MEL Average Age benchmark has not been determined.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "forecast" and other similar words. These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

36 | LEADINGEDGE MARCH 2013